Exhibit 99.2

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 900, 570 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 3PI	www.avino.com

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

TAKE NOTICE that the 2011 Annual General & Special Meeting of the Shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company") will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia V6C 1B6 on Thursday, June 23, 2011 at 10:30 a.m. (local time) for the following purposes:

1)	to receive the Report of the Directors;

2)	to receive the financial statements of the Company for its fiscal year ended December 31, 2010 and the report of the Auditors thereon;

3)	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4)	to determine the number of directors and to elect directors;

5)	to approve the Rolling Stock Option Plan as more particularly described in the Information Circular; and

6)	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of May, 2011

BY ORDER OF THE BOARD OF DIRECTORS

"David Wolfin"
_________________________________
David Wolfin, President